August 31, 2021

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Noodles & Company
Form 10-K for the Fiscal Year Ended December 29, 2020
Filed February 26, 2021
Form 8-K filed August 3, 2021
File No. 1-35987

To Whom It May Concern:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 23, 2021 (the “Letter”) to Mr. Carl Lukach, Chief Financial Officer of Noodles & Company (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2020, filed on February 26, 2021, and the Company’s Form 8-K, filed on August 3, 2021.

Each of your comments in the Letter is set forth below in italics, followed by our response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Form 8-K filed August 3, 2021

Exhibit 99.1
Key highlights for the second quarter of 2021 versus the second quarter of 2020 include:, page 1

1.You present restaurant contribution margin without providing the comparable GAAP measure with equal or greater prominence. Please revise to include the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company’s Response:
We acknowledge the Staff’s comment. In response thereto, beginning in our next Form 8-K, we will include in our future filings revised disclosure in our earnings release headlines and key highlights section that addresses the matters identified in the Staff's comment, substantially as indicated in the underlined and removed language below.

Noodles & Company Announces Second Quarter 2021 Financial Results
Company-Owned Comparable Restaurant Sales Growth of 56%, Record Average Unit Volumes of $1.35M
~~and Highest Restaurant Contribution Margin Since 2014~~

Key highlights for the second quarter of 2021 versus the second quarter of 2020 include:
•Total revenue increased 57% to $125.6 million.
•Comparable restaurant sales increased 56.8% system-wide, comprised of a 55.7% increase at company-owned restaurants and a 63.8% increase at franchise restaurants.

•Record Company Average Unit Volumes of $1.35 million represented a 51.5% increase compared to the second quarter of 2020 and a 12.3% increase versus the second quarter of 2019.
•Digital sales grew 15% and accounted for 56% of sales.
•Net income was $5.7 million, or $0.12 per diluted share, compared to net loss of $13.5 million, or $0.30 per diluted share.
•Operating margin was 4.9% compared to operating margin of (15.6%).
•Restaurant contribution margin(1) was 18.9%, the highest since Q4 2014 and an increase of 1,220 basis points.
•Adjusted EBITDA(1) was $13.8 million, an increase of $17.1 million.
•Net debt(1) decreased to $19.9 million compared to $34.2 million at the end of the fourth quarter 2020.
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(1) Restaurant contribution margin, EBITDA, adjusted EBITDA and net debt are non-GAAP measures. Reconciliations of operating income (loss) to restaurant contribution margin, net income (loss) to EBITDA and adjusted EBITDA, and debt to net debt are included in the accompanying financial data. See “Non-GAAP Financial Measures.”

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page 10

1.You state that the tax adjustments, net includes an adjustment to normalize the impact of the valuation allowance that affects your annual effective tax rate. Your valuation allowance adjustment appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment or tell us why you believe it is appropriate. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company’s Response:
We acknowledge the Staff's comment. In response thereto, we advise the Staff that we are not modifying timing for expense or revenue recognition for tax purposes. The tax adjustment that we record for adjusted net income and adjusted earnings per share removes the impact of the Company's valuation allowance and applies the tax effect of non-GAAP adjustments, rather than applying the annual effective tax rate. We feel that this approach is meaningful to investors in comparing non-GAAP profitability or loss between periods as it instead characterizes the tax expense that would be recognized based upon the profitability or loss on a non-GAAP basis.

In response thereto we will include in our future filings, beginning in our next Form 8-K, a) revised disclosure in our earnings release that clarifies the nature of the income tax adjustment, substantially as indicated in the reconciliation table below; and b) the breakout of the tax impact of the valuation allowance, which will reflect the removal of the full federal and state valuation allowance, where in previous calculations our estimated tax adjustment was based on a blended statutory tax rate.

Noodles & Company
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)
(in thousands, except share and per share data, unaudited)

	Fiscal Quarter Ended		Two Fiscal Quarters Ended
	June 29, 2021	June 30, 2020	June 29, 2021	June 30, 2020
Net income (loss)	$5,683	$(13,478)	$3,706	$(19,313)
Restaurant impairments, divestitures and closure costs (a)	349	2,267	1,288	2,707
Fees and costs related to transactions and other acquisition/disposition costs (b)	—	73	—	162
Severance costs	—	89	—	89
Tax impact of adjustments above (c)	(80)	(688)	(296)	(825)
Tax impact of valuation allowance (d)	(1,284)	3,519	(838)	5,043
Adjusted net income (loss)	$4,668	$(8,218)	$3,860	$(12,137)

Earnings (loss) per Class A and Class B common stock, combined
Basic	$0.12	$(0.30)	$0.08	$(0.44)
Diluted	$0.12	$(0.30)	$0.08	$(0.44)
Adjusted earnings (loss) per Class A and Class B common stock, combined (e)
Basic	$0.10	$(0.19)	$0.09	$(0.27)
Diluted	$0.10	$(0.19)	$0.08	$(0.27)
Weighted average Class A and Class B common stock outstanding, combined (e)
Basic	45,506,476	44,212,751	45,303,160	44,177,648
Diluted	46,246,169	44,212,751	45,992,119	44,177,648
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Adjusted net income (loss) is a supplemental measure of financial performance that is not required by or presented in accordance with GAAP. We define adjusted net income (loss) as net income (loss) plus the impact of adjustments and the tax effects of such adjustments. Adjusted net income (loss) is presented because management believes it helps convey supplemental information to investors regarding our performance, excluding the impact of special items that affect the comparability of results in past quarters to expected results in future quarters. Adjusted net income (loss) as presented may not be comparable to other similarly-titled measures of other companies, and our presentation of adjusted net income (loss) should not be construed as an inference that our future results will be unaffected by excluded or unusual items. Our management uses this non-GAAP financial measure to analyze changes in our underlying business from quarter to quarter based on comparable financial results.

(a)     Reflects the adjustment to eliminate the impact of impairing restaurants, divestiture costs and ongoing closure costs recognized during the first two quarters of 2021 and 2020. Both periods include ongoing closure costs from restaurants closed in previous years. These expenses are included in the “Restaurant impairments, closure costs and asset disposals” line in the Condensed Consolidated Statements of Operations.
(b)    Reflects the adjustment to eliminate expenses related to certain corporate transactions in the first two quarters of 2020.
(c)    Reflects the tax impact of the other adjustments discussed in (a) through (b) above.
(d)    Reflects the removal of the full federal and state valuation allowance. In prior earnings releases, the tax adjustment was based on a blended statutory rate.
(e)    Adjusted per share amounts are calculated by dividing adjusted net income (loss) by the basic and diluted weighted average shares outstanding.

If you have any questions or require additional information concerning the above, please do not hesitate to contact me at (720) 214-1900.

Sincerely,

/s/ CARL LUKACH

Carl Lukach
Chief Financial Officer

cc:	Ms. Mel Heidman
Executive Vice President, General Counsel & Secretary, Noodles & Company

Mr. Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

Ernst and Young LLP

The Audit Committee of the Board of Directors
Noodles & Company